                                                                   Exhibit 99.1

FRISCO BAY INDUSTRIES LTD.
PRESS RELEASE
FOR IMMEDIATE RELEASE

                   FRISCO BAY ANNOUNCES SECOND QUARTER RESULTS

Montreal, September 29, 2003 -- Frisco Bay Industries Ltd. (NASDAQ: FBAY), a leading international provider of integrated security and financial transaction processing systems, today announced its operating results for the period ended July 31, 2003. Revenues for the quarter were C$11,436,460 compared to C$13,726,785 recorded in the corresponding period of the previous year. For the first half of the year, revenues decreased by 6% to C$23,924,944, compared to C$25,454,135 in the same period last year. Service revenues for the six months were 19% higher than the previous year as a result of the continued growth in the Company's recurring revenue base. The decrease in product sales was due to reduced capital spending in Canada, a direct result of difficult economic conditions in the second quarter due to unforeseen events such as the SARS outbreak in Toronto and the Mad Cow disease event in Alberta.

Net earnings for the quarter ended July 31, 2003 were C$543,219, or C$0.18 (US$0.13) per share, compared to C$1,073,591, or C$0.45 (US$0.29) per share, in the same period last year. Net earnings generated for the six months ended July 31, 2003 totaled C$1,106,761, or C$0.41 (US$0.29) per share, versus net earnings of C$1,776,758, or C$0.75 (US$0.48) per share, in the corresponding period of the previous year. Reductions in net earnings were the result of reduced product sales in the quarter combined with a higher effective income tax rate due to the full utilization of income tax loss carryforwards from prior years.

"In spite of a reduction in product sales, the Company was able to remain profitable in large part due to the strength of its recurring revenue model," stated Barry Katsof, Chairman and Chief Executive Officer. "With the acquisition of Frisco/ATMS in the first quarter, the Company now derives more than 40% of its revenues - in excess of C$20 million on an annualized basis - from recurring revenue sources, including monitored access control, service contracts and ATM transaction fees. Frisco Bay's unrealized recurring revenue derived from long-term non-cancelable contracts that will be realized over the next several fiscal years currently exceeds C$49 million, an increase of over $3 million since the beginning of the current fiscal year. In addition, our revenue backlog for the balance of the current fiscal year is 16% higher than the backlog at the same date last year", concluded Katsof.

In the quarter, the Company concluded a private placement of 243,100 shares of Common Stock at US $9.00 per share for gross proceeds of US $2,187,900. The shares were acquired by a group of leading Canadian investment funds, and the proceeds were used to retire a portion of the debt incurred with the acquisition of Frisco/ATMS.

Frisco Bay Industries Ltd. is an international provider of security systems and equipment for financial institutions, government agencies and major industrial corporations. The

Company markets its products throughout Canada, the United States and Latin America where it is recognized as an expert in integrated security solutions.

The financial information presented in this release is expressed in Canadian dollars (C$1.00 = US$0.74), unless otherwise stipulated.

Contacts:         Barry Katsof or Robert Gagnon
                  Frisco Bay Industries Ltd.  Tel. 514-738-7300
                  E-Mail: robertg@friscobay.com

For further information on Frisco Bay visit our web site at:
http://www.friscobay.com

Statements made in this press release, other than historical financial results, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements express the current beliefs and expectations of Frisco Bay's management group about the Company's future results and performance. However, they are subject to a number of known and unknown risks that could cause actual results to differ materially from those projected or implied in forward-looking statements. These risks and uncertainties are described in detail from time to time in the Company's filings with the Securities and Exchange Commission.

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT
(UNAUDITED)


----------------------------------------------------------------------------------------------------------------
    QUARTER          QUARTER                                                       SIX MONTHS     SIX MONTHS
     ENDED            ENDED                                                           ENDED           ENDED
    JULY 31          JULY 31                                                         JULY 31         JULY 31
      2003             2002                    In Canadian dollars                    2003           2002
       $                $                                                               $               $
----------------------------------------------------------------------------------------------------------------

                                                     REVENUES
      6,201,261       9,234,131                      Products                        13,681,189     16,879,984
      5,235,199       4,492,654                      Services                        10,243,755      8,574,151
----------------------------------------------------------------------------------------------------------------

     11,436,460      13,726,785                   Total revenues                     23,924,944     25,454,135
----------------------------------------------------------------------------------------------------------------

                                                COSTS AND EXPENSES
      4,072,166       6,347,514                 Costs of products                     9,389,618     11,671,700
      2,954,800       2,665,071                 Costs of services                     5,866,085      5,139,856
      3,028,417       2,960,566        Selling, general and administrative            5,893,383      5,696,578
        505,345         294,583                    Amortization                         947,443        577,883
        113,484          53,238             Interest and bank charges                   196,225        134,714
----------------------------------------------------------------------------------------------------------------

     10,674,212      12,320,972                                                      22,292,754     23,220,731
----------------------------------------------------------------------------------------------------------------

        762,248       1,405,813            Earnings before income taxes               1,632,190      2,233,404

        219,029         332,222             Provision for income taxes                  525,429        456,646

----------------------------------------------------------------------------------------------------------------
        543,219       1,073,591                    Net earnings                       1,106,761      1,776,758

     (1,074,402)     (4,074,858)           Deficit, beginning of period              (1,637,944)    (4,778,025)
       (173,755)             --     Share issuance costs, net of income taxes          (173,755)            --
----------------------------------------------------------------------------------------------------------------
       (704,938)     (3,001,267)              Deficit, end of period                   (704,938)    (3,001,267)
----------------------------------------------------------------------------------------------------------------

           0.18            0.45           Net earnings per share - basic                   0.41           0.75
           0.18            0.43       Net earnings per share - fully diluted               0.41           0.72


NOTE: Certain comparative figures have been restated to conform to the current presentation.

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

In Canadian dollars                                                                    AS AT    AS AT JANUARY 31,
                                                                               JULY 31, 2003                 2003
                                                                                           $                    $
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash - operations                                                                  1,158,050              813,644
Cash - in circulation in automated teller machines                                 7,847,288            2,176,445
Marketable securities                                                              3,430,306            3,274,104
Accounts receivable and other assets                                               8,979,913           10,485,470
Inventories                                                                        5,647,170            5,265,412
Costs and estimated earnings in excess of billings                                   625,788              339,151
Future income taxes                                                                  156,888              162,000
-------------------------------------------------------------------------------------------------------------------

                                                                                  27,845,403           22,516,226
-------------------------------------------------------------------------------------------------------------------

Loans receivable, controlling shareholders                                            73,020               73,020
Capital assets                                                                     8,133,745            4,768,743
Future income taxes                                                                  423,321                   --
Deferred charges                                                                     199,662              171,573
Goodwill (Note 2)                                                                  4,086,528               37,642
-------------------------------------------------------------------------------------------------------------------

                                                                                  40,761,679           27,567,204
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness - operations                                                     1,939,904              105,366
Bank indebtedness - cash in circulation in ATMs (Note 3)                           7,506,828            2,175,085
Accounts payable and accrued liabilities                                           5,622,820            6,327,432
Current maturity of obligations under capital leases                                 777,729              953,846
Current portion of long-term debt (Note 3)                                         3,163,117              395,833
Deferred revenue                                                                   1,994,772            2,110,789
-------------------------------------------------------------------------------------------------------------------

                                                                                  21,005,170           12,068,351
-------------------------------------------------------------------------------------------------------------------

Obligations under capital leases                                                     347,418              631,666
Long-term debt (Note 3)                                                              633,750                   --
Deferred revenue                                                                     309,116              433,678

SHAREHOLDERS' EQUITY
Capital stock (Note 4)                                                            19,068,702           15,966,588
Contributed surplus                                                                  102,461              104,865
Deficit                                                                             (704,938)          (1,637,944)
-------------------------------------------------------------------------------------------------------------------

                                                                                  18,466,225           14,433,509
-------------------------------------------------------------------------------------------------------------------

                                                                                  40,761,679           27,567,204
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
     QUARTER           QUARTER                                                         SIX MONTHS     SIX MONTHS
      ENDED             ENDED                                                            ENDED           ENDED
     JULY 31           JULY 31                                                          JULY 31         JULY 31
      2003              2002                      In Canadian dollars                     2003           2002
        $                 $                                                                $               $
-------------------------------------------------------------------------------------------------------------------
                                                 OPERATING ACTIVITIES
       543,219          1,073,591                    Net earnings                      1,106,761         1,776,758
                                               Items not affecting cash:
            --             40,000                 Future income taxes                         --            80,000
       482,027            262,947            Amortization of fixed assets                917,384           530,906
        23,318             15,340          Amortization of development costs              30,059            30,681
            --             16,296   Amortization of goodwill and intangible assets            --            16,296
                                                       (note 2)
            --                 --         Loss on disposal of capital assets              12,399                --
-------------------------------------------------------------------------------------------------------------------
     1,048,564          1,408,174                                                      2,066,603         2,434,641
                                       Change in non-cash operating elements of
      (742,741)          (600,553)                  working capital                     (412,390)       (1,474,999)
-------------------------------------------------------------------------------------------------------------------

       305,823            807,621                                                      1,654,213           959,642
-------------------------------------------------------------------------------------------------------------------

                                                 FINANCING ACTIVITIES
       423,056         (1,202,520)          Bank indebtedness - operations             1,729,172        (1,102,520)
                                       Bank indebtedness - cash in circulation
     3,063,518           (185,927)                     in ATMs                         3,156,658           453,315
      (317,211)          (196,849)  Repayment of obligations under capital leases       (660,274)         (475,163)
            --            753,049    Increase in obligations under capital leases             --           753,049
            --                 --         Increase in long-term debt (note 3)          3,500,000                --
    (2,416,670)                --        Repayment of long-term debt (note 3)         (2,541,669)               --
     2,989,938             79,644           Issue of common shares (note 4)            3,099,710            81,076
      (275,802)                --            Share issuance costs (note 4)              (275,802)               --
-------------------------------------------------------------------------------------------------------------------

      3,466,829          (752,603)                                                     8,007,795          (290,243)
-------------------------------------------------------------------------------------------------------------------

                                                 INVESTING ACTIVITIES
            --                 --          Acquisition of business (note 2)           (2,227,659)               --
     1,137,951            302,118                Marketable securities                   248,391           (22,043)
    (1,167,739)          (476,947)            Additions to fixed assets               (1,684,386)       (1,337,155)
            --                 --       Proceeds on disposal of capital assets            16,885                --
            --           (202,184)          Additions to intangible assets                    --          (202,184)
-------------------------------------------------------------------------------------------------------------------

       (29,788)          (377,013)                                                    (3,646,759)       (1,561,382)
-------------------------------------------------------------------------------------------------------------------

     3,742,864           (321,995)            Increase (decrease) in cash              6,015,249          (891,983)
     5,262,474          1,394,974              Cash, beginning of period               2,990,089         1,964,962
-------------------------------------------------------------------------------------------------------------------

     9,005,338          1,072,979                 Cash, end of period                  9,005,338         1,072,979
-------------------------------------------------------------------------------------------------------------------



FRISCO BAY INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2003
(UNAUDITED)


Note 1 - Basis of presentation
These unaudited consolidated financial statements follow the same accounting policies as the most recent annual financial statements.

Note 2 - Acquisition of ATMS
On February 27, 2003, the Company effectively acquired, through a series of transactions, the remaining 50% interest in ATMS/Frisco Bay and Company, Limited Partnership ("ATMS"). As consideration for the aggregate purchase price of approximately $6,600,000, the company paid $3,700,000 in cash, assumed $1,000,000 of liabilities, incurred approximately $300,000 of acquisition costs and owes a balance of purchase price of approximately $1,600,000 to be paid out of internally generated cash flows over the next two years. The results of the remaining 50% interest in ATMS are included commencing February 1, 2003. This acquisition was accounted for using the purchase method. The following allocation of the purchase price reflects our estimate of fair value of the assets acquired and of the liabilities assumed.

           -----------------------------------------------------------------
           Current assets                                       $2,930,529
           -----------------------------------------------------------------
           Capital assets                                        2,627,276
           -----------------------------------------------------------------
           Deferred charges                                         49,858
           -----------------------------------------------------------------
           Goodwill                                              4,048,886
           -----------------------------------------------------------------
           Future income taxes                                     321,274
           -----------------------------------------------------------------
           Current liabilities                                  (3,323,267)
           -----------------------------------------------------------------
           Deferred revenue                                         (5,335)
           -----------------------------------------------------------------
           Long-term portion of capital lease obligations          (34,370)
           -----------------------------------------------------------------

Note 3 - Long-term debt
On February 19, 2003, the Company obtained a $3,500,000 term bank loan, in part, to finance the acquisition referred to in Note 2 above. The loan bears an annual interest at the bank's prime rate plus 0.875%, and is repayable over three years. The Company also has the right to prepay the term loan at any time. In July 2003, the Company prepaid $2,000,000 of the term loan. As security for the term loan and for the Company's current credit facility, the Company has pledged a $12,500,000 moveable hypothec on accounts receivable, inventories and other moveable property. The Company has also provided an assignment of fire insurance on the Company's assets and life insurance on the Company's executives. The terms of the banking agreement require the Company to comply with certain financial ratios.

On February 24, 2003, the Company obtained a $1,500,000 credit facility from a major Canadian financial institution to provide vault cash for automated teller machines. The demand loan bears interest at the bank's prime rate plus 0.25% and is secured by a letter of credit from the Company's principal bank. The terms of the credit facility require the Company to comply with certain financial ratios. On July 17, 2003, the Company increased its credit facility to $2,500,000 on the same terms and conditions

On July 17, 2003, the Company increased by $1,000,000 to $6,750,000 ATMS's credit facility from a major Canadian financial institution to provide vault cash for automated teller machines. As security for the credit facility, ATMS has provided a $8,100,000 moveable hypothec on all of its assets. The terms of the banking agreement require ATMS to comply with certain covenants.

Note 4 - Private placement
On June 16, 2003, the Company agreed to a US$2,187,900 private placement financing consisting of 243,100 common shares at US$9.00 per common share. The net proceeds of the financing was used to reduce debt taken on in its recent acquisition of the remaining 50% of ATMS and to support the Company's acquisition strategy.